Bonfire Productions, Inc.
One Sugar Creek Center Blvd.
Sugar Land, Texas 77478

June 25, 2010

VIA EDGAR AND COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-3561
Attention:  John Dana Brown, Attorney-Advisor

Re:                      Bonfire Productions, Inc.
Preliminary Schedule 14C Information Statement
Filed June 15, 2010
File No. 333-145743

Dear Mr. Brown:

Set forth below are the responses of Bonfire Productions, Inc. (“Bonfire”) to the comment letter from the staff of the Securities and Exchange Commission dated June 21, 2010 (the “Comment Letter”) relating to Bonfire’s above referenced preliminary Schedule 14C Information Statement.  For your convenience, the following numbered paragraphs below repeat the staff’s comments in the Comment Letter and subsequent oral comments followed by Bonfire’s response.

1.           In filing any amendments to this preliminary information statement please use the appropriate EDGAR tag indicating that you are filing a revised preliminary information statement, rather than a proxy statement.

Response:  Comment noted and our filing service has been informed of the appropriate tag to be used in filing the revised preliminary information statement.

2.           We note matters described on pages three and four but not mentioned in the letter to shareholders on page two.  Please revise page two to list changes to be adopted in the charter and bylaws regarding:

•	Election and removal of directors;

•	Special stockholder meetings;

•	Requirements for advance notification of stockholder nominations of candidates for election as directors; and

•	Cumulative voting.

Response:  We have revised the list of changes to our charter and bylaws in the letter to stockholders and on the first page of the information statement and also revised substantially the related descriptions of those changes in the information statement.  Certain items, such as cumulative voting, were removed because they are not being changed in our new charter or bylaws.

3.           Please revise your discussion of the changes to your charter and bylaws on page four to explain both the current provisions and the provisions to be adopted.  Tabular disclosure illustrating the differences may be helpful to investors.

Response:  We have substantially revised the disclosure of the changes to list both the existing provision and the revised provision and added specific commentary below each change discussing the revised provision.

4.           Please revise page five to indicate that there is “no guarantee” that (i) the issuance of additional shares in connection with financings or acquisitions would increase value to stockholders as discussed in the fourth paragraph on page five and (ii) the market price of your capital stock may increase if additional shares of capital stock are issued in transactions related to “favorable business opportunities,” as discussed in the sixth paragraph on page five.

Response:  We revised the disclosure as requested in the fourth and fifth paragraphs on page five of the information statement.

5.           With respect to both the increase in authorized common stock and the authorization of preferred shares, please state if true that (i) there are no current plans to issue shares and (ii) no further shareholder action will be required to issue these shares.

Response:  We revised the disclosure as requested on page four of the information statement at the end of the second paragraph discussing the increase in shares of authorized common stock and on page five of the information statement at the end of the paragraph discussing the creation of the undesignated preferred stock.

6.           (oral comment) Please include a separate discussion of each listed change to the charter and bylaws.

 Response:  We revised the disclosure as requested.

7.           (oral comment) Please list any shares reserved for issuance pursuant to any equity incentive plans.

 Response:  We revised the disclosure on pages four and nine of the information statement to specifically state that no equity incentive plans have been adopted by the Company as of the date of this letter.

8.           (oral comment) Please file the referenced Investment Agreement with Kodiak Capital Group, LLC as an exhibit to the Schedule 14C information statement.

Response:  We have added the investment agreement as exhibit C to the information statement.

9.           (unnumbered request from Comment Letter) In responding to our comments, please provide a written statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Company hereby acknowledges that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ JENNIFER PHARRIS
Jennifer Pharris
Chief Executive Officer